

Mail Stop 7010

December 19, 2008

By U.S. Mail and Facsimile

Mr. Alan Castellanos Carmona
Chief Financial Officer
Desarrolladora Homex, S.A.B. de C.V.
Boulevard Alfonso Zaragoza M. 2204 Norte
80020 Culiacán, Sinaloa
Mexico

> **Re:** **Desarrolladora Homex, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Form 6-K dated October 2008**
> **File No. 001-32229**

Dear Mr. Castellanos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Selected Financial Data, page 1

1. It appears that the EBITDA calculations you present under Mexican GAAP and US GAAP include and/or exclude items in addition to what each acronym suggests. We also note your disclosure that these measures are not comparable due to the different treatment of capitalized interest subsequently charged to cost of sales. In light of these facts, please revise future filing to rename the non-GGAP measures you present. Refer to 10(e) of Regulation S-K.

<u>Management's Discussion and Analysis..., page 32</u>
<u>General</u>

2.   We note disclosures throughout your document highlighting the geographic
        diversity of your current operations. Please provide us and disclose in future
        filings a more comprehensive analysis of the different geographic regions within
        Mexico in which you operate, the significance of each region to your operating
        results and the different economic conditions within each region. (To the extent
        your CODM evaluates performance or allocate resources based on geographic
        information, please explain to us how you determined that additional segment
        disclosures under US GAAP are not required.)

3.   In future filings, please disclose and discuss your results of operations under US
        GAAP and discuss the factors that impacted such results during each period
        presented. Please consider providing additional disclosures regarding the
        numbers of units sold, units closed and units in backlog during each period as
        well as quantified disclosures of sales cancelled during each period. Please also
        provide any additional information that you use to determine trends and evaluate
        operating results that would help investors better assess your current and future
        prospects.

<u>Liquidity and Capital Resources, page 38</u>
<u>Covenants, page 39</u>

4.   You disclose in your document the target ratios that you are required to maintain
        for your Senior Guaranteed Notes, credit line and leases. In future filings, please
        also quantify and disclose the actual ratio for each financial covenant you
        disclose, and any other material financial covenants you are subject to, as of the
        date of the latest balance sheet presented.

5.   In future filings, please disclose and discuss all the potential risks and
        consequences of not complying with the terms and covenants in your debt
        agreements, including whether non-compliance would accelerate the payment
        terms of the related debt.

Financial Statements, page F-1

Note 2 – Basis of Preparation, page F-8
B. Consolidation of Financial Statements, page F-8

6.   Please tell us and disclose in future filings your accounting policy for consolidation under both Mexican and US GAAP, particularly as it relates to the two 50%-owned subsidiaries.

Note 3 – Summary of Significant Accounting Policies, page F-10
G. Inventories and Cost of Sales, page F-13

7.   Please supplementally explain to us how you account for the land trust agreements under US GAAP, including what entity has title to the land before it is sold and how you recognize revenue under these agreements.

Note 27 – Summary of Differences between MFRS and U.S. GAAP, page F-38
A. Revenue and Cost Recognition, page F-38

8.   Please supplementally explain to us the specific nature of the incremental improvements you provide and provide us a more comprehensive explanation of your accounting for such improvements under US GAAP.

G. Backlog, page F-41

9.   Please revise your future filings to clarify, if true, that the portion of housing costs that is included in the statement of operations under MFRS, but has not yet been recognized under U.S. GAAP, would be considered inventory. Also, in future filings, please disclose the separate components of inventory under US GAAP.

H. Goodwill, page F-41

10.   Please tell us and disclose in future filings whether you have annually tested your goodwill and indefinite-lived intangibles for impairment as required by SFAS 142 and indicate the date of your annual assessment. Also, please disclose in future filings the amount of goodwill allocated to each segment and address the level at which goodwill is assessed for impairment.

M. Commitments and Contingencies, page F-43

11.   Please disclose in future filings the amount that you expensed during each period presented for the insurance coverage you obtained to cover your warranty obligations.

Note 31 – Supplemental Guarantor Information, page F-53

12. Please tell us why you believe it is appropriate to present statements of changes in financial position rather than statements of cash flows as part of the condensed consolidating financial statements. In addition, please explain to us the basis for classifying changes in inter-company loans under operating activities.

Form 6-K dated October 2008

13. Based on your disclosures for the year ended December 31, 2007 and the period ended September 30, 2008, we noted no indication that the housing market in Mexico is suffering from the impairment and liquidity issues currently facing the US housing industry. Please tell if you believe it is reasonably possible for the current conditions in the US to have a material impact on your operations and liquidity. If you believe it is reasonably possible, please provide additional disclosures supplementally and in future filings to address the potential risks and uncertainties related to the current market conditions. If you believe it is not reasonably possible, please tell us why and provide a more comprehensive explanation of apparent negative liquidity trends noted in your nine month results.

* * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief